UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2025

Eli Baker
Chief Executive Officer
Infinite Eagle Acquisition Corp.
955 Fifth Avenue
New York, NY 10075

Re: Infinite Eagle Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted September 4, 2025
CIK No. 0002084396

Dear Eli Baker:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 4, 2025

Summary
Our Sponsor, page 8

1. Outside of the table on pages 8-10, please expand to disclose the extent to which the conversion of loans into private placement shares of the post-business combination entity may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-K.

Payments to insiders, page 30

2. Please revise to clarify the aggregate amount your sponsor may loan to you for offering-related and organizational expenses, which elsewhere you state is $400,000 but here you state is $1,000,000.

Use of Proceeds, page 80

3. We note you report $1,509,000 of Legal, accounting, due diligence, travel, and other expenses in connection with any business combination, in your Use of Proceeds disclosures. However, in your Liquidity and Capital Resources disclosures, on page 89, you state these costs will amount to $2,509,000. Please revise to provide consist disclosures throughout the filing as needed.

Management
Conflicts of Interest, page 128

4. We note your disclosure that you not believe the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination because the other entities to which your officers and directors currently owe fiduciary duties or contractual obligations are not themselves in the business of engaging in business combinations. However, we also note that each of your officers and directors is currently also an officer or director of Bold Eagle Acquisition Corp., which is a special purpose acquisition company. Therefore, please revise or advise to reconcile.

Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel Nussen